767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

May 7, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Maryse Mills-Apenteng

Re:	Black Knight Financial Services, Inc.
Registration Statement on Form S-1
Filed May 4, 2015
File No. 333-201241

Dear Ms. Mills-Apenteng:

On behalf of our client, Black Knight Financial Services, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-201241) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 6, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 5, including copies marked to show the changes effected by Amendment No. 5.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 5. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Amendment No. 5.

General

1.	We note your response to prior comment 3. Please tell us and ensure that your next amendment includes the number of shares and corresponding percentage that will be allocated to your directed share program.

The Company acknowledges the Staff’s comment, and has revised the disclosure to indicate that no more than 5% of the Class A common stock to be issued in connection with the offering (not including any shares of Class A common stock to be issued in connection with an exercise of the underwriters’ option to purchase additional shares) will be allocated to the Company’s directed share program. The number of shares offered in the directed share program will be determined by the size of the offering. Please refer to pages 18, 188 and 189.

Securities and Exchange Commission

May 7, 2015

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note (1) Basis of Presentation, page 79

2.	We note the revision to your disclosure indicating that BKFS is the primary beneficiary. Further revise to clarify your accounting model. That is, you should indicate that BKFS Operating LLC is subject to the consolidation guidance related to variable interest entities.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has further revised the disclosure in “Notes to the Unaudited Pro Forma Condensed Combined Financial Statements—Note (1) Basis of Presentation” to clarify the Company’s accounting model by stating that BKFS Operating LLC is subject to the consolidation guidance for variable interest entities as set forth in ASC 810. Please refer to page 79.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted net earnings from continuing operations, page 95

3.	Among other adjustments, your methodology for calculating adjusted net earnings excludes “other significant, non-recurring items.” Please revise your disclosure to provide additional specificity with regard to the nature of these costs.

The Company acknowledges the Staff’s comment and advises the Staff that the “other significant, non-recurring items” included in “adjusted net earnings from continuing operations” were, in fact, related to legal and regulatory matters. As a result, the Company further advises the Staff that it has revised the disclosure to combine these items with those included in the “Legal and regulatory matters” line item. Please refer to pages 23, 24, 94 and 96.

Results of Operations

Interim Periods, page 95

4.	Consistent with comment 27 in our letter dated January 20, 2015, please ensure that you quantify each material contributing or offsetting factor that you identify in your discussion of revenue and operating expenses at the segment level for three months ended March 31, 2015 compared to three months ended March 31, 2014. In addition, your discussion should specifically quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of Release 33-6835.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure relating to revenue and operating expenses at the segment level to provide additional quantification to the material changes in revenues and operating expenses. Please refer to page 96.

Securities and Exchange Commission

May 7, 2015

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch, Esq.

Alexander D. Lynch, Esq.

Weil, Gotshal & Manges LLP

cc:	Michael L. Gravelle, Black Knight Financial Services, Inc.
cc:	Patrick S. Brown, Sullivan & Cromwell LLP